Exhibit 99.1

 Xueda Education Group Announces Appointment of New Directors to Its Board

BEIJING, November 23, 2011 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced that its board of directors has appointed Mr. William Hsu and Mr. Cheung Kin Au-Yueng as directors. Xueda also announced that Mr. Gongquan Wang has resigned as a director for personal reasons.

Commenting on the changes to the board, Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “We are very pleased to welcome William Hsu and Tony Au-Yueng to the Xueda Board. They both bring decades of executive management experience and industry leadership across a wide spectrum of industries and companies. We expect their insights will be valuable in helping our Board lead Xueda in the years to come.  I would also like to thank Mr. Gongquan Wang for his dedicated service to our company during his time as a director.”

Mr. Hsu is a general partner at CDH Venture Partners. Prior to joining CDH Venture Partners in 2007, Mr. Hsu was a senior vice president from 1996 to 2006 at GIC Special Investments Pte. Ltd., the private equity arm of the Government of Singapore Investment Corporation. Mr. Hsu worked in the Singapore, Hong Kong and Beijing offices of GIC Special Investments Pte. Ltd., where he focused his investment activities on the Greater China market and played an instrumental role in a number of successful investments, covering a wide range of sectors, such as semiconductor, electronics, software, financial services, industrial and consumer products. Mr. Hsu has over 10 years of investment experience in both venture capital and traditional business sectors in China. Mr. Hsu received his bachelor’s and master’s degrees in engineering from the University of California, Berkeley in 1986 and 1989, respectively.

Mr. Cheung Kin Au-Yueng (also known as Tony Au-Yueng) has more than 30 years of general management experience gained through working with the Morningside Group, a privately owned investment company, and other notable multi-national companies, including Gillette, Revlon, and Hiram Walker. Mr. Au-Yueng currently oversees the operations of the Morningside Group and its portfolio companies in China, and since late 1996, he has been an Executive Director of various companies within the Morningside Group.  He is currently also serving as a board director of The9 Limited (NASDAQ: NCTY). Prior to joining Morningside, he served for five years as head of Gillette’s operations in China. Mr. Au-Yueng holds a master’s degree in physics and an MBA from Indiana University.

About Xueda Education Group

Xueda Education Group (“Xueda”) is the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. According to IDC, Xueda is the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009, and operates the largest tutoring service network in terms of number of cities covered. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 273 learning centers and 11,364 full-time service professionals, serving customers located in 62 economically developed cities across 28 of China’s 34 provinces and municipalities as of September 30, 2011.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,”

“potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Sophia Zhou

Tel: +86-10-6427-8899 ext 6100
Email: zhouqi_1@21edu.com

Three Part Advisors
John Palizza
Tel: +1-888-550-8392

Email: jpalizza@threepa.com